Exhibit 1

                     RELEASE - 4TH QUARTER 2002


[GRAPHIC OMITTED]              MARKET PRICE:
                     [GRAPHIC  Pref SDIA4 = R$ 1.20
                     OMITTED]  ADR SDA   = US$ 10.25
       SDIA4                   January 31, 2003
[GRAPHIC OMITTED]
                               NUMBER OF SHARES:
[GRAPHIC OMITTED]              683 million

                               MARKET CAPITALIZATION:
[GRAPHIC OMITTED]              R$ 820 million
                               US$ 233 million

                               CONTACTS:

                               SADIA S.A.

                               LUIZ MURAT
                               Chief Financial Officer
                               JOAO MALANDRIN
                               Finance and Investor
                               Relations Manager
                               Tel: (+5511) 3649-3552    THOMSON FINANCIAL IR
                               Fax: (+5511) 3649-1785
                               GRM@SADIA.COM.BR          DIRCEU CUNHA
                                HTTP://WWW.SADIA.COM     IR Consultant
                                                         Tel.: (+5511)3848-0887
                                                                ext 207
                                                   DIRCEU.CUNHA@THOMSONIR.COM.BR

                                  - SADIA S.A.  (BOVESPA:  SDIA4;  NYSE:  SDA),
                     the domestic leader in the processed food, poultry and pork segments, announced earnings today for the 4rd quarter of 2002 (4Q02). The company's operating and financial information, except when otherwise indicated, is presented in Brazilian Reais and is based upon consolidated numbers, in conformance with Company Law. All comparisons in this release are to the full year of 2001, except specified otherwise.

                     "The strength of the Sadia brand and the managerial flexibility attained by the Company over the past few years were fundamental elements that allowed us to achieve solid results in 2002" said Walter Fontana Filho, President and CEO of Sadia. "The economy during the year generally did not match the expectations of companies. Nevertheless, Sadia's convenience products line showed significant sales growth. The major high point of 2002 in the domestic market was the total renovation of our packaging materials -- the largest such operation in Sadia's history. Very well received by retailers and consumers, the visual change now reflects our new brand architecture, translating the fundamental features of the company and its products: tradition and the capacity for innovation, modernity and joviality. Overseas, our capacity to respond quickly to change was the key to achieving solid performance. Facing oversupply and subsequent downward pressure on international prices, our sales, logistics and production teams mobilized to bring about a strong increase in volumes. As a result, in 2002 our U.S. dollar revenues were quite close to those of 2001, a year that was particularly positive for the Brazilian food industry because of sanitary problems in Europe. Exports as a percentage of total revenues reached 42%. This achievement would not have been possible if Sadia had not strengthened its overseas presence during the past few years. It was, in fact, testimony to the systematic efforts made to diversify product mix and markets as well as to the growing importance of our retail outlets in Europe and the Middle East. In 2002, the Company substantially expanded its business with Russia. The Concordia Foods, a partnership between Sadia and Sun Valley, a Cargill subsidiary -- today is our second largest international customer. One of the highlights in 2002 was the successful change in the Company's financial strategy aimed at reducing the Company's foreign currency exposure, which greatly contributed to our ability to deliver the net profit for the period. Hedged against forex fluctuations, financing expenses declined by 38%. The overall situation leads us to be optimistic about 2003, a year in which the company will continue to pursue greater profitability in the domestic market, improving processes and raising the skill levels of the entire Sadia team."

                                                                       page 1/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]


FINANCIAL HIGHLIGHTS

CONSOLIDATED (R$ THOUSAND)                                          %          4Q01           4Q02          %
                                      2001             2002

GROSS OPERATING REVENUE            4,017,076        4,689,274     16.7%      1,169,251      1,383,964     18.4%
   Domestic Market                 2,497,861        2,729,894      9.3%        728,361        820,429     12.6%
   Export Market                   1,519,215        1,959,380     29.0%        440,890        563,535     27.8%
NET OPERATING REVENUE              3,634,825        4,238,843     16.6%      1,029,562      1,250,479     21.5%
GROSS PROFIT                       1,275,304        1,299,844      1.9%        339,111        379,340     11.9%
   Gross Margin                        35.1%            30.7%         -          32.9%          30.3%         -
EBIT                                 494,668          338,930   (31.5%)        110,984         69,421   (37.4%)
NET INCOME                           202,607          234,092     15.5%         49,084         68,516     39.6%
EBITDA                               609,318          461,415   (24.3%)        141,295        100,499   (28.9%)
   EBITDA Margin                       16.8%            10.9%         -          13.7%           8.0%         -
EXPORTS/ GROSS REVENUE                 37.8%            41.8%                    37.7%          40.7%
NET DEBT-TO-EQUITY                     76.0%            70.7%


BUSINESSES

The strength of the Sadia brand and its policy of continuous innovation and flexibility achieved over the course of the past few years helped guarantee good results for the Company in 2002.

In a year of economic slowdown, sales volumes reached expected levels despite price increases needed to compensate for cost pressures. Traditionally associated with quality, the Company's name increasingly is being associated with ideals such as modernity and convenience.

The oversupply of protein on the international market and the trend toward lower prices that Sadia identified at the beginning of 2002 signaled a need for a change of tactics, with an increased focus on volumes. Two factors ensured the success of this change: the efforts on the part of Sadia to consolidate and open up markets over the past several years and a swift response from the production and logistics areas. Dollar revenues remained practically stable compared to 2001.

In 2002, the Company renewed all of its packaging materials, executing the largest visual reform in its history. This initiative, which pooled efforts from many different areas in the Company -- suppliers, production, marketing, sales and communications -- gave a new identity to the different product families. With a modern and attractive appearance, the packaging also expanded the range of services provided to consumers by adding more product information and suggestions on how to use the products. During the course of the year, the Company improved the automation of its sales efforts and set up a wide-ranging productivity program for the area.

For another consecutive year, Sadia set historical records. The Company's revenues totaled nearly R$ 4.7 billion, growing 16.7% compared to 2001. In volume terms, sales reached 1.3 million tons -- an increase of 11.2%. In Brazil, the strong growth in sales was driven by convenience products in the form of ready-to-eat meals and frozen desserts. Sadia introduced 56 products in 2002.

It substantially expanded its line of desserts and entered the cream cheese segment, with spreads made from cheese and quiches, while also significantly expanding its Sadia Vita Care line of low sodium products.

The increase in revenues was particularly relevant in a year marked by shrinking disposable incomes and greater unemployment, with consumers understandably more conservative in managing their domestic budgets. It indicates the full consolidation of the Company as a supplier of value-added foods and its capacity to understand consumer trends.

                                                                       page 2/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

In September, the three products that the Company submitted to be included on the recommended list of the Salon International de l'Alimentacion (SIAL) were recognized: Qualy Fibras margarine, Lasagna a Vita Care Bolognese and Meat and Vegetable Soup. Held every two years in Paris, SIAL is one of the most important world food events.

The Company expanded its presence among European retail outlets, consolidated its presence in the Far East and entered new markets in the South Pacific region.

In 2002, business with Russia -- which has been expanding since 2000 -- grew even more substantially. Sadia has been following a business model similar to that in the Middle East, where it is the second largest poultry brand and runs constant advertising campaigns.

As in 2001, Sadia directed a substantial portion of its poultry and pork production to export markets and for manufacturing processed products.

Another highlight during 2002 was the progress made in the institutional market. In July, Sadia became a regular supplier to the McDonald's chain both domestically and abroad. The Company develops products to meet the needs of each institutional customer, suggesting innovations capable of stimulating business and achieving competitive market advantages.

Exports as a portion of sales jumped to 42% in 2002 from 38% in 2001 as a result of the combined effect of a large increase in volumes and a favorable exchange rate. Efforts to intensify business compensated for the decline in international prices.

Sadia exported to more than 65 countries, introducing numerous products in the international market.

GROSS REVENUES BREAKDOWN

          [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]

                                                                       page 3/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

SALES VOLUME - TONS

                            JAN-DEC 2001     JAN-DEC 2002           %               4Q01             4Q02               %
DOMESTIC MARKET                 729,642          751,041            2.9%            192,733            203,740          5.7%
   Processed Products           469,569          503,612            7.2%            117,429            133,696         13.9%
   Poultry                      182,689          143,941          -21.2%             53,697             42,623        -20.6%
   Pork                          77,384          103,488           33.7%             21,607             27,421         26.9%
EXPORT MARKET                   471,758          584,524           23.9%            135,469            146,298          8.0%
   Processed Products            25,717           25,313           -1.6%              6,342              7,098         11.9%
   Poultry                      396,026          472,034           19.2%            112,015            116,480          4.0%
   Pork                          50,015           87,177           74.3%             17,112             22,720         32.8%
TOTAL                         1,201,400        1,335,565           11.2%            328,202            350,038          6.7%

GROSS REVENUES - R$ THOUSAND

                            JAN-DEC 2001     JAN-DEC 2002           %               4Q01             4Q02               %
DOMESTIC MARKET               2,497,861        2,729,894            9.3%            728,361            820,429         12.6%
   Processed Products         1,661,905        1,931,463           16.2%            451,074            554,237         22.9%
   Poultry                      399,676          374,658           -6.3%            146,535            147,465          0.6%
   Pork                         156,892          197,694           26.0%             49,934             59,003         18.2%
    Others                      279,388          226,079          -19.1%             80,818             59,724        -26.1%
 EXPORT MARKET                1,519,215        1,959,380           29.0%            440,890            563,535         27.8%
   Processed Products           167,088          187,739           12.4%             44,593             65,816         47.6%
   Poultry                    1,142,722        1,416,035           23.9%            323,225            404,533         25.2%
   Pork                         190,253          315,157           65.7%             63,321             87,280         37.8%
    Others                       19,152           40,449          111.2%              9,751              5,906        -39.4%
TOTAL                         4,017,076        4,689,274           16.7%          1,169,251          1,383,964         18.4%

Note:  "Others" include feed and poultry/pig farming.

DOMESTIC MARKET

The sales of processed products grew 7.2% in volume and 16.2% in revenues, resulting in R$ 1.9 billion revenues. The share of value-added products in domestic market sales, which had been 67% in 2001, totaled 71% in 2002. Since the Company directed a major portion of its poultry production for export and for processed products, physical sales of this line of business posted a 21.2% decline domestically. Revenues fell 6.3%.

Its pork line grew by 33.7% in volume and 26.0% in revenues.

                                                                       page 4/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

The average price of processed products increased 8.5% in 2002, while the average price of poultry rose 18.7%. Pork meat prices fell 5.9%.

Geographically, Sadia continues to show significant growth in the northeast of Brazil. Business also expanded within the state of Sao Paulo and in Brazil's southern states. The Company continues to adjust its products to the taste and purchasing power of consumers in different regions.

GROSS REVENUES DOMESTIC MARKET

          [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]


AVERAGE PRICES - R$ - DOMESTIC MARKET

                                [GRAPHICS OMITTED]

                                                                       page 5/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

OVERSEAS MARKET

The increase in export volume from 472,000 tons in 2001 to 585,000 tons in 2002 (23.9%) mainly reflects the 74.3% increase in pork sales. Poultry sales rose 19.2%, while processed products were down slightly (-1.6%), due to a drastic reduction of exports to Argentina. Revenue in Real terms grew 29.0% - from R$
1.5 billion in 2001 to R$ 1.9 billion in 2002 (US$ 648 million).

Dollar prices were particularly depressed during the year, a result of the oversupply of protein that was caused mainly by the full recovery from the effects of the sanitary problems in Europe.

Sadia maintained its position as the leader of Brazilian poultry exports during 2002. According to the Brazilian Chicken Exporters Association (ABEF), its market share was 23%.

AVERAGE PRICES - R$ - EXPORT MARKET

                               [GRAPHICS OMITTED]


EXPORTS BY REGION - REVENUES

          [GRAPHIC OMITTED]                     [GRAPHIC OMITTED]

                                                                       page 6/12

[GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

ECONOMIC AND FINANCIAL PERFORMANCE


2002 was characterized by pent-up domestic demand and a strong decline in international prices in the chicken and pork markets. Nevertheless, Sadia sold 1.3 million tons, 11.2% higher than in 2001.
Sales hit R$ 4.69 billion, an increase of 16.7% compared to 2001.

A general increase in the cost of raw materials
and expenses tied to the dollar put pressure on
Sadia's margins. In order to maintain profit              [GRAPHIC OMITTED]
levels, the Company sought to optimize its operating and financial resources.

Sadia has kept to its guideline of concentrating on the optimization of its operating and financials resources in order to preserve the usual profitability levels.

OPERATING RESULTS

Net revenues totaled R$ 4.24 billion, a growth of 16.8% over 2001. The associated costs, however, surpassed those of 2001 by 24.7%. Gross profit, of R$
1.3 billion, represented a gross margin of 30.7%, compared to 35.1% in 2001.

Operating expenses were pressured by selling expenses because of the increase in shipping costs, especially for export operations. In some markets, the individual inspection of Brazilian products caused by sanitary concerns totally unconnected to Sadia's activities also contributed to the increase in the selling expenses.

Sadia's operating profit before interest and taxes (EBIT) was R$ 338.9 million in 2002, versus R$ 494.7 million in 2001. In 2002, the EBIT/net revenues ratio was 8.0%, compared to 13.6% in the previous year.



The Company's 2002 EBITDA of R$ 461.0 million was
35% greater than the 1998-2001 average EBITDA of R$ 342 million, which includes 2001 results, when both international prices and volumes had been severely impacted worldwide by the mad cow and foot-and-mouth diseases.

Sadia continues to give preference to local
currency funding since its export activities
ensure attractive rates of interest. The Company
has long-term funding from the BNDES, including          [GRAPHIC OMITTED]
special EXIM lines. It also continues to use rural credit and in 2002 intensified the use of export exchange contract advances.

Sadia continues to reduce its level of
indebtedness, which fell to 70.7% of net equity from 76.0% in 2001.

                                                                       page 7/12

GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

FINANCIAL RESULT

Net financial result for 2002 was an expense of R$ 183.4 million or 4.3% over net revenues, versus 6.8% in 2001 (R$ 248.4 million). The reduction in this ratio reflected the change in the Company's financial strategy during the period and the debt restructuring to be commented in the Capital Structure item.

GAIN FROM INVESTMENT IN SUBSIDIARIES

Gain from investment in subsidiaries of R$ 88.3 million in 2002 resulted from the recognition of the foreign exchange variation over the shareholders' equity of the company's overseas subsidiaries.

NET EARNINGS

Sadia's net income was R$ 234.1 million in 2002, 15.5% higher than the R$ 202.6 million recorded in 2001.

CAPITAL STRUCTURE

Sadia ended 2002 with a net debt of R$ 892.5 million. In 2002, the net debt/EBITDA ratio was 1.9, compared to 1.4 in 2001, representing comfortable solvency.
                                                          [GRAPHIC OMITTED]
Over the course of 2002 the Company concluded the restructuring of its debt that had begun in 2001 in anticipation of an unfavorable currency exchange situation during the year.


CAPITAL EXPENDITURES

Sadia made investments totaling R$ 119.4 million
during 2002. Of this total, 40% went into lines of
processed products, 31% was earmarked for poultry
and 15% for pork; the rest was used for
administrative activities. During the year, Sadia         [GRAPHIC OMITTED]
maintained its policy of enhancing previously acquired assets, concentrating on increasing production and achieving operating efficiencies.

                                                                       page 8/12

GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

CORPORATIVE GOVERNANCE

In 2002, the Brazilian Corporate Governance Institute (IBGC) included Sadia among the four companies with the best governance practices in Brazil. In choosing the companies, the IBGC analyzed the composition of the Boards of Directors, the level of independence separating executive management from the Board, the existence of a Board's Audit Committee that acts independently and oversees both in-house and outside auditing, the treatment given to controlling and minority shareholders, the transparency of information, the existence of an internal Code of Corporate Governance that rules the ethical conduct of all the Company's management and senior executives.

CAPITAL MARKET AND GENERAL INFORMATION

The value of Sadia's preferred shares rose 8.8% in 2002, ending the year at R$
1.36 per share. The Sao Paulo Stock Exchange Index declined by 17.0% over the same period.

The Company's shares were traded in 100% of the Sao Paulo Stock Exchange (Bovespa) sessions in 2002, representing 63% of all of the shares involving the Brazilian food sector in financial volume terms.

Sadia's capital stock was unaltered during the year. It continues to be represented by 683 million shares -- 257 million common shares and 426 million preferred shares.

On the New York Stock Exchange (NYSE), Sadia's level II ADRs declined in value by 27.3% in 2002, while the Dow Jones Index fell 16.8%. The daily average of ADRs traded on the NYSE in 2002 was 2,100, with average daily volume of US$ 26,000.

                                [GRAPHIC OMITTED]



                                [GRAPHIC OMITTED]

                                                                       page 9/12

GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]    [GRAPHIC OMITTED]

DIVIDENDS AND INTEREST ON EQUITY

Earnings during 2002 made it possible for Sadia to distribute R$ 76.7 million in dividends and interests on equity. The dividends were paid in August 2002, divided among R$ 0.0160 per common share and R$ 0.0176 per preferred share. The distribution of interest on equity will be made in February 2003, in the net amount of R$ 0.07625 per common share and R$ 0.08387 per preferred share.

OUTLOOK

Sadia foresees growth in revenues in 2003, both in domestic as well as export sales. The Company will continue to strive to increase its profit margins on the domestic market and to raise the levels of compensation of its shareholders.

A major challenge will be to maintain its position of market leadership and, at the same time, create value. To respond to this challenge, Sadia will concentrate on enhancing processes, on the training of its staff to enhance their management skills and productivity, and on developing products that expand the convenience product line.

The Company will continue to improve its services to customers in all segments, increasing the level of collaboration on many different fronts.

Although a state of oversupply continues to exist, at the end of 2002 the Company identified a slim trend towards recovery of international prices. It will continue making an effort to improve its export mix in general, working to introduce higher added value items into markets where its actions already are consolidated while seeking opportunities in countries to which it still does not export.

During the course of this year, Sadia will substantially expand the scope of its corporate university with the objective of generating, disseminating and retaining knowledge that is directly linked to the evolution of its core skills.

Sadia's Information Technology area will continue to be oriented towards optimizing solutions that already have been implemented.

Sadia's capital expenditures in 2003 will remain at the same levels as in 2002, concentrating on ensuring that assets acquired over the past few years are profitable. The Company will continue to seek the best lines of funding and will intensify efforts to reduce indebtedness.


--------------------------------------------------------------------------------
The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.
--------------------------------------------------------------------------------

                                     # # # #

SADIA S.A. is the domestic market leader in the production and sales of frozen and refrigerated products, chicken, turkey and pork. It is Brazil's largest poultry exporter and holds the largest refrigerated and frozen product distribution network in the country. The company employees 32,000, maintains 12 industrial plants and distribution and sales centers in Brazil. Overseas, it has distribution centers located in Uruguay and Chile and sales representative offices in England, Italy, Japan, China, Argentina and the United Arab Emirates. Sadia's products are distributed to the domestic market through 330,000 points of sale while the Company also exports to over 65 countries. In 2002, Sadia reported gross operating revenues of R$ 4,689.3 million, of which R$ 1,959.9 million came from exports.

                                                                      page 10/12

                                  ATTACHMENT I

                  INCOME STATEMENT - CONSOLIDATED (R$ THOUSAND)
SADIA

                                     JAN-DEC 2001        JAN-DEC 2002        H.A.         4Q01                4Q02         H.A.
                                      R$        %        R$         %         %       R$            %        R$        %         %
GROSS OPERATING REVENUE            4,017,076   110.5%  4,689,274  110.6%    16.7%   1,169,251     113.6%  1,383,964  110.7%    18.4%
   Domestic Market                 2,497,861    68.7%  2,729,894   64.4%     9.3%     728,361      70.7%    820,429   65.6%    12.6%
   Export Market                   1,519,215    41.8%  1,959,380   46.2%    29.0%     440,890      42.8%    563,535   45.1%    27.8%
(-)Sales Tax and Services           (382,251)  -10.5%   (450,431) -10.6%    17.8%    (139,689)    -13.6%   (133,485) -10.7%    -4.4%
   Rendered
NET OPERATING REVENUE              3,634,825   100.0%  4,238,843  100.0%    16.6%   1,029,562     100.0%  1,250,479  100.0%    21.5%
   Cost of Goods Sold and        (2,359,5231)  -64.9% (2,938,999) -69.3%    24.6%    (690,451)    -67.1%   (871,139) -69.7%    26.2%
   Services
       Rendered
GROSS PROFIT                       1,275,304    35.1%  1,299,844   30.7%     1.9%     339,111      32.9%    379,340   30.3%    11.9%
   Seller Expenses                 (712,365)   -19.6%   (882,796) -20.8%    23.9%    (213,148)    -20.7%   (282,420) -22.6%    32.5%
   Manaagement Compensation          (9,045)    -0.2%     (9,555)  -0.2%     5.6%      (2,843)     -0.3%     (2,995)  -0.2%     5.3%
   Administrative Expenses          (44,024)    -1.2%    (44,736)  -1.1%     1.6%     (11,618)     -1.1%    (11,124)  -0.9%    -4.3%
   Others Operating Results         (15,202)    -0.4%    (23,827)  -0.6%    56.7%        (518)     -0.1%    (13,380)  -1.1% 2,483.0%
EARNINGS BEFORE INTEREST AND        494,668     13.6%    338,930    8.0%   -31.5%     110,984      10.8%     69,421    5.6%  -37.4%
 TAXES
   Financial Result, Net           (248,372)    -6.8%   (183,363)  -4.3%   -26.2%     (17,454)     -1.7%     30,648    2.5% -275.6%
Gain (loss) from investments in      10,591      0.3%     88,354    2.1%   734.2%     (19,085)     -1.9%    (24,624)  -2.0%   29.0%
   subsidiaries
OPERATING PROFIT                    256,887      7.1%    243,921    5.8%    -5.0%      74,445       7.2%     75,445    6.0%    1.3%
   Nonoperating Income (expense)      2,982      0.1%      1,463    0.0%   -50.9%        (318)      0.0%       (570)   0.0%   79.2%
INCOME BEFORE TAXES                 259,869      7.1%    245,384    5.8%    -5.6%      74,127       7.2%     74,875    6.0%    1.0%
   Income Tax and Social            (57,701)    -1.6%    (11,629)  -0.3%   -79.8%     (25,137)     -2.4%     (6,407)  -0.5%  -74.5%
   Contribution
NET INCOME                          202,168      5.6%    233,755    5.5%    15.6%      48,990       4.8%     68,468    5.5%   39.8%
   Minority Interest                   (439)     0.0%       (337)   0.0%   -23.2%         (94)      0.0%        (48)   0.0%  -48.9%
Employees' profit sharing           202,607      5.6%    234,092    5.5%    15.5%      49,084       4.8%     68,516    5.5%   39.6%
EBITDA                              609,318     16.8%    461,415   10.9%   -24.3%     141,295      13.7%    100,499    8.0%  -28.9%


                                                                      page 11/12

SADIA                                                            R$ THOUSAND
                                           DECEMBER 2002       SEPTEMBER 2002
ASSETS
CURRENT ADDRESS                                2,792,836          2,879,500
   Cash and Cash Equivalents                     142,983             69,064
   Trade Accounts Receivable                     374,708            538,617
   Recoverable Taxes                             130,586            125,651
   Inventories                                   877,366            834,982
   Marketable Securities                       1,169,801          1,203,995
   Other Credits                                  97,392            107,191
LONG TERM ASSETS                               1,316,621          1,294,984
   Marketable Securities                       1,002,352            960,234
   Other Credits                                 314,269            334,750
PERMANENT                                      1,022,448          1,012,166
   Investments                                    12,512             11,925
   Property, Plant and Equipment                 902,918            885,288
   Deferred Charges                              107,018            114,953
TOTAL ASSETS                                   5,131,905          5,186,650
LIABILITIES
Current Liabilities                            2,553,549          2,539,106
   Loans and Financing                         2,002,504          2,115,341
   Suppliers                                     272,979            238,334
   Advances from Customers                           890                373
   Salaries and Social Charges Payable            56,962             73,511
   Taxes Payable                                  46,645             20,331
   Dividends                                      55,666                  -
   Operating Liabilities                         117,903             91,216
LONG TERM LIABILITIES                          1,316,339          1,388,929
   Loans and Financing                         1,205,160          1,236,005
   Operating Liabilities                         111,179            152,924
DEFERRED DISCOUNT OF INVESTMENTS                       -                  -
MINORITY INTEREST IN SUBSIDIARIES                    363                413
SHAREHOLDER'S EQUITY                           1,261,654          1,258,202
   Paid - Up Capital                             700,000            700,000
   Income Reserve                                561,654            558,202
TOTAL LIABILITIES AND EQUITY                   5,131,905          5,186,650


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